





















Randy Belcher · 3rd

Executive VP Asia Pacific at Fossil Inc., President Fossil Foundation

Hong Kong SAR · Contact info

500+ connections

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Fossil Inc.

Experience

Fossil Inc.
20 yrs 6 mos

Executive VP Asia Pacific
Oct 2005 – Present · 16 yrs
General Management, Commercial, Supply Chain, Sustainability leadership

President Fossil Foundation
Jun 2012 – Present · 9 yrs 4 mos
Hong Kong

Sr. V.P. Europe
Apr 2001 – Oct 2005 · 4 yrs 7 mos

Co-Founder
Disability Impact Fund
Jul 2019 – Present · 2 yrs 3 mos
Hong Kong SAR

V.P. Mercosur and President Brazil
Novartis Consumer Health
Jun 1998 – Apr 2001 · 2 yrs 11 mos
Rio de Janeiro Area, Brazil
General Management,
Restructuring
Acquisitions

Director of Finance - Latin America
Gerber Products Company
Apr 1990 – Mar 1994 · 4 yrs
Miami/Fort Lauderdale Area
Financial Management

Manager
Ernst and Young
Sep 1984 – Mar 1990 · 5 yrs 7 mos

Education

Fordham University
Diploma in International Humanitarian Assistance
2005 – 2005

University of Miami Herbert Business School
MBA, International Business
1994 – 1995

Haslam College of Business at the University of Tennessee
BS, Accounting
1981 – 1984

Volunteer experience

Board Chair
FOSSIL FOUNDATION
Jun 2012 – Present • 9 yrs 4 mos
Youth Empowerment

Board Member
One Sky Foundation
Oct 2014 – Present • 7 yrs
Early Childhood Education

Board Member
Helen Keller International
Jun 2007 – Dec 2020 • 13 yrs 7 mos
Eye Health and Nutrition

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Recommendations

Received (0) Given (5)

Rasheed Shroff
Founder & Owner of Dragonfly Asia-Pacific HK TW VN and Banyan Workspace

Rasheed is one of the most experienced and accomplished leaders in Asia that I know. He has solid track record of building brands in the region. He is highly respected, well connected and

HK
August 16, 2018, Randy managed
Rasheed directly

has the knowledge, contacts and experience to partner, guide and
advise companies who are interested to build brands i... See more



Steve Wong
Back in Singapore - looking
for opportunities / regional
role in Asia
December 7, 2017, Randy was
senior to Steve but didn't
manage directly

Steve is one of the most talented and creative people I have ever
met. He has the ability to understand the needs of the business
and deliver solutions that are brand right and consumer friendly. I
am a big fan of Steve and would highly recommend him to any
company.

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Interests


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Big Path Capital founders of the Impact Ir
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Future Trends
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Banyan Workspace
830 followers